Filed by CapStar Financial Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: FCB Corporation and The Bank of Waynesboro

Commission File No.: 001-37886

Date: 1-24-2020

CapStar Financial Holdings, Inc. Earnings Call Transcript, January 24, 2020

Call Participants

EXECUTIVES

Christopher G. Tietz

Chief Credit Officer, CapStar Bank

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

Timothy K. Schools

President & CEO

ANALYSTS

Jennifer Haskew Demba

SunTrust Robinson Humphrey, Inc., Research Division

Laurie Katherine Havener Hunsicker

Compass Point Research & Trading, LLC, Research Division

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Stuart Lotz

Keefe, Bruyette, & Woods, Inc., Research Division

Presentation

Operator

Good morning, ladies and gentlemen, and welcome to the CapStar Financial Holdings Fourth Quarter 2019 Earnings Conference Call. Hosting the call today from CapStar are Tim Schools, President and Chief Executive Officer; Rob Anderson, Chief Financial Officer and Chief Administration Officer; and Chris Tietz, Chief Credit Officer, Capstar Bank. Please note that today’s call is being recorded and will be made available for replay on Capstar’s website.

Please note that Capstar’s earnings release, the presentation materials that will be referred to in this call and the Form 8-K that CapStar filed with the SEC are available on the SEC’s website, www.sec.gov, and the Investor Relations page of Capstar’s website at www.ir.capstarbank.com. Also during this presentation, CapStar may make certain comments that constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements reflect Capstar’s current views with respect to, among other things, future events and its financial performance. Forward-looking statements are not historical facts and are based upon Capstar’s expectations, estimates and projections as of today. Accordingly, forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties, many of which are difficult to predict and beyond Capstar’s control. Actual results may prove to be materially different from the results expressed or implied by the forward- looking statements. You are cautioned not to place undue reliance on forward-looking statements which speak only as of today. Except as otherwise required by law, Capstar disclaims any obligation to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise. In addition, this presentation may include certain non-GAAP financial measures. The risks, assumptions and uncertainties impacting forward-looking statements and the presentation of non-GAAP financial measures and a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures are included in the earnings release and the presentation materials referred to in this call. Finally, CapStar is not responsible for and does not edit nor guarantee the accuracy of its earnings teleconference transcripts provided by third parties. The only authorized live and archived webcast and transcripts are located on CapStar’s website.

With that, I’m now going to turn the presentation over to Mr. Tim Schools, CapStar’s President and Chief Executive Officer.

Timothy K. Schools

President & CEO

Okay. Thank you. Good morning, and I appreciate everybody calling in. We’re excited to be doing this call this morning from Manchester, Tennessee. We’re actually being hosted at First National Bank of Manchester. We have CEO, Tim Spry here. And we also have CEO, Bill Bryant, of Bank of Waynesboro. So welcome, guys. And we’ll talk a minute. We’re really excited about our announcement last night, as I know they are.

I want to start off with just sort of — I’ve been here 2 quarters now. So a couple of things I want to cover before we get into the release is one, I think we had a great year, and we’re going to review that in a minute. Two, I can’t say enough, just after 2 quarters that we have a great team, and I think a great bank. So much has been accomplished in the last 12 years to create a bank from scratch coming out of the recession. And I think we’ve got something really special here. And the customer feedback is strong or stronger than anywhere I’ve worked at. And actually, it was nice. I’m not sure we put anything out yet, but just this month, we were notified by Greenwich that last year, we were a customer service leader winner in business banking. This year, we actually won it in retail, business banking and middle market. So we won it in 3 categories. So I think it’s just a very strong foundation here.

With that said, I also want to point out that our performance is really not to our expectations. And I’d like to go through some profitability, growth, credit and deposit topics. Profitability, I’d really like to see our pretax preprovision to assets with a normalized mortgage in Tri-Net get to 1.8%. That’s really the number it needs to be to post a sustainable 1.25% ROA. And right now, I estimate that a normalized Tri-Net in mortgage were about 1.40%. So I think we have some work to do there, and I think we can do it. I think there’s good opportunity there.

Number two, growth. As many of you know, our growth has slowed the last couple of years. And some of that, I think, after being here 2 quarters, is a little bit, I don’t want to call it distraction, but focus on sort of national and participations. We also, versus my other banks, have a heavier influence of private equity individuals that we bank in customers that have access to institutional markets. The last 6 to 9 months, those 2 things have tempered our growth. We’ve had some good underlying production and so forth. But a lot of our customers, the companies have sold and/or some of our customers are so high-quality, they’ve got access to institutional markets. So we’re going to work really hard on growth.

What we’ve done to date is we’ve reduced $1 million to $1.5 million of non-sales positions where we felt there was overlap. And we have hired in the last 30 to 40 days, 2 additional commercial relationship managers in the Nashville Metro area. We’ve announced our Knoxville expansion with 5 employees there. And we’re excited to have announced the partnership with First National Bank and Bank of Waynesboro. So I think we have a lot of initiatives that we can reignite our growth.

Number three, on credit. We’ve had a tremendous credit history led by our bankers and our credit team. However, those that followed us, we’re sort of still earmarked from having 2 sort of outsized losses. And I would say, much progress has been made on reducing our shared national credit and participation portfolio, and we are focusing much more on banking our local communities.

Lastly, deposits. CapStar has been principally an asset-driven strategy. And therefore, we’ve not had a strong deposit program. And going forward, that will receive equal or more emphasis, not just the hot topic for the year, but to really become balanced bankers.

So with that, I’d like to jump in and highlight the first slide, which is a summary of some fourth quarter and 2019 highlights. As you can see, the quarter was $0.30. We did have almost $300,000 of an early retirement charge related to 3 or 4 individuals, which will reduce ongoing recurring noninterest expense, about $600,000. That equated to — without that, that would have been $0.31 had we not performed that. Our ROA and ROE is listed.

Some of the items I’d like to highlight as far as successes for the year, CapStar had done one previous acquisition, a small acquisition, maybe 6 or 7 years ago. So it was the first one in a while. I think it was outstanding. Athens is a wonderful organization, has been around a very long time and does a stellar job. And both sides did a great job of integrating. And when you look at year-over-year, it’s a real testament when you’ve had very little to no customer attrition and very little to no voluntary turnover on employees. So it’s gone very well, great addition to CapStar.

Our mortgage and Tri-Net teams had record years, and I’m not going to just recite the numbers for you. They’re right there. But you can see how wonderful they were and they really contributed to our year.

Credit quality was outstanding and almost too good to be true because we know at some point, there will be some credit expense. So that’s back to my comment of wanting to get the pretax pre-provision to 1.8%. You can post a 1.25% ROA with no credit expense, but I think you want to be able to post a 1.25 ROA% with 20 or 30 basis points of credit expense. You want to be able to have that quality of earnings to be able to cover that.

The next slide talks about Knoxville. We announced that earlier, but we haven’t really had any prepared remarks. So we announced Knoxville on January 6, and we hired 5 really talented bankers there, each of whom I’ve had the pleasure of working with before. They all have varied backgrounds from really strong banks. They’ve all banked in those markets, roughly probably 20 years each. So that’s 100 years of local banking experience. We were very fortunate to also be able to partner with King Purnell. I’m a big fan of advisory boards and getting really strong local leaders who can help with business development. And King recently retired after a stellar career and is one of the most recognized bankers in the Knoxville and frankly, East Tennessee and he’s excited. He actually reached out to us. So he reached out to us when he heard the momentum and we were coming and knew our teammates and he asked if he could be supportive. So he’s going to be the head of our advisory board and is very plugged in. He’s actually having lunch with the team today to strategize and get started. So we welcome him.

Those of you that don’t follow Knoxville, Knoxville is a tremendous market. It gets cited, as do a lot of cities, but it gets cited for its stability economically, has a lot going on with the university and a lot of diverse industries there. And when you look at the larger metro area, it’s about $23 billion in deposits. So it’s a significant market area, and it’s very, very attractive to us, being contiguous to the Athens franchise that we partnered with last year.

Our goal, and this is our first one we’ve done, so be patient with us, but in looking at other very successful stories, my good friends at Southern First who do a wonderful job, and then studying service first. We’ve established an internal goal of trying to achieve $300 million in balances after 4 years. And we think the market can provide that as well as we think, if you look at the reasonable production levels for our employees. That’s our goal. And when you model that out, it comes to — in-between $0.05 to $0.06 that it would cost in year 1 because you’re getting — salaries are coming in and some office space. And obviously, you’re getting revenue through the year that will offset that some. It breaks even in about 18 months. And then it’s profitable in the full year, too. So we’re really excited. We’re going to work hard to make this work. And then we think there’s a lot of other wonderful bankers out there, either that we’ve worked with before or that we haven’t, in attractive cities like a Huntsville or a Chattanooga or an Asheville, those kind of markets, or hopefully, we could do something similar, and it would be very accretive to our earnings without issuing shares.

Page 6 gives a little bit further background on King and Amy. We have that. And I’m sure you can read through that on your own. So I won’t read through that, but both extremely talented. I’ve had the fortune to work with both of them. And I know both of them, and they’re just going to do a fantastic job for us in representing our bank.

So with that, I’m going to turn it over to Rob to get into the details of the quarter. And then after that, we will discuss some slides where we’re really excited about our partnerships with Bank of Waynesboro and First National Bank.

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

Okay. Thank you, Tim, and good morning, everyone. I’ll start on the deposit slide. Average deposit balances grew 8.3% on an annualized basis from the third quarter. And importantly, DDA balances were up almost 5%. And interest-bearing checking accounts or NOW accounts were up almost 30% over prior year. Our correspondent banking group continues to drive the bulk of this increase. As you may recall, our correspondent bank group banks around 50 financial institution and typically has a mix of both DDA and NOW accounts to support their business needs. As a data point, correspondent banking has approximately $300 million in deposits and roughly $60 million in DDA and $240 million in NOW or money market accounts.

We have $100 million of CDs that will reprice over the next 6 months at a weighted average rate of 2.11% and another $82 million at a weighted average rate of 2.05% that will reprice over the next 6 to 12 months. This is 70% of our CD book that will have an opportunity to reprice within the next year. As you can see on the chart on the lower left, our overall cost of deposit has started to move down with the cumulative impact of the FOMC rate cuts in the second half of 2019.

So let’s move on to loan growth. Excluding our SNCs, end-of-period loan balances grew $27 million or 8.3% on an annualized basis from the third quarter of ‘19, overcoming additional payoffs during the quarter that Tim referenced. As you can see by the chart on the lower left, we have actively worked to reduce our SNC book throughout 2019. The SNC book declined $36 million or 28% from the fourth quarter of 2018. Including in the reduction of SNCs, average balances for the quarter were down 4%. As we kick off 2020, our pipeline looks strong. Further reductions in the SNC portfolio will be opportunistic and we anticipate growth in our core loan book.

So let’s move on to the loan yields. Overall loan yield was 5.24% and down 24 basis points from the prior quarter. With the October FOMC rate cut and change in prime and LIBOR, our variable rate loans repriced downwards and cost us 12 basis points from the prior quarter. Our loan fees were down an additional 15 basis points but driven by accelerated payoffs that we saw in the third quarter of 2019. The yield on our new loan production continues to follow the yield curve down.

So let’s see how all this impacted our margin. Our net interest margin decreased 17 basis points to 3.49%. A flattening yield curve and downward movement in interest rates impacted our earning asset yields, which were partially offset by lower deposit rates and slightly higher loan balances in our loan held- for-sale book, predominantly our Tri-Net loans. Another major contributor to the drop in our margin this quarter was the reduced loan fees associated with loan payoffs, which was elevated in the third quarter. We spoke about this on the call last time. Having said all this, our balance sheet remains asset-sensitive, so we do feel we are susceptible, at least in the short-term, to more margin compression should interest rates continue to come down.

So with that, let’s talk about credit quality. The reserve of $12.6 million is 89 basis points to our period- end loans, and that is up from 85 basis points when we closed the deal with Athens Federal in the fourth quarter of 2018. We have a $3.5 million fair value mark remaining on the Athens book, and when combined with our reserve, would equate to about 1.13% reserve to loans. As a reminder, our — on CECL, we have chosen to delay implementation of — until 2023, since we are eligible to be a smaller reporting company. Although we have a number of other asset quality metrics in our press release, I can say that the team is working hard to demonstrate an improved credit profile, and we are pleased with the asset quality this year. So let’s move on to noninterest income.

Noninterest income to average assets was 1.12% for the quarter. Treasury management and other deposit service charges were down slightly from the prior quarter, but we saw some clients choosing to pay their treasury management fees with deposit balances versus hard charges in the quarter. Originations in our Tri-Net business continue to do well, but selling these loans in the fourth quarter has traditionally been seasonally lighter than other quarters. This year was no different, and the loan sales were down from the prior quarter but in line with last year’s results. Having said this, we expect the first quarter to move up given the amount of Tri-Net loans on our balance sheet.

As interest rates continue to move lower, our mortgage business continues to do well. Our purchase versus refi split has remained consistent with the prior quarter, and we are still very pleased that nearly 50% of the volume for the quarter is in purchase money. Other fee businesses were relatively flat for the quarter. And with a pretty straightforward story on our fee line, let’s move on to expenses.

The efficiency ratio for the quarter was just over 67%, a bit elevated from the prior quarter. However, we took a onetime charge of $289,000 for early retirements during the quarter, which takes out roughly $600,000 of expense on an annualized basis. Absent this onetime charge, our efficiency ratio dropped some, but more importantly, our quarterly expense base was below $15 million and markedly below our prior quarter’s run rate. This is important as we have hired several new revenue producers in Knoxville, which will add expense in the first quarter of 2020. With that color, let’s move on to capital.

As you can see on the slide, all of our capital ratios remain above well-capitalized. Additionally, we did not repurchase any additional stock during the fourth quarter, and we have approximately $9 million remaining under our current share repurchase authorization. So with that, let me turn it back to Tim quickly.

Timothy K. Schools

President & CEO

So in summary, if you look at Slide 16, I think we continue to build a really great bank. We’re focused on Middle and East Tennessee. And we’re going to work to improve those 4 points that I pointed out: our profitability, our growth, our credit and our deposits. So with that, I think we’re going to turn to the presentation related to our announced transactions, and if you all have those slides available.

The first slide shows sort of the footprint. And you can see that it expands our presence across Middle Tennessee, which we’re really excited about. You have 2 institutions that are each over 115 years old, and they are each 2 of the highest-performing banks in the state of Tennessee among all banks. There’s roughly 150 or so banks. And if you look at ROA or net interest margin or really any financial metric, they generally rank around the top 20 institutions out of all 150, and it’s been that way for a while. So they’re very stable and very well run.

We hope it’s a win-win for both sides. For CapStar, we feel it adds additional funding and deposit capabilities. It provides more granular loans with higher loan yield opportunities. And it also allows us to do larger relationships as our capital continues to grow.

As it relates to both of those organizations, we hope we bring them additional capital, additional technology, additional branding and allow them to serve larger customers as a small institution. It also allows CapStar to enter into the fast-growing Rutherford County market. You hear a lot about Rutherford County and Williamson County. So we’re very excited about that.

As far as the financial, just a summary, and we’ll get into a little deeper in a minute. But I think versus other deals in the market, I think it’s very reasonably priced. And on the right, you can see the financial metrics we expect to come out of this deal, a little bit less than 5% tangible book value dilution with reasonable cost save assumptions, and we would expect about 5% EPS accretion this year and about 14% EPS accretion in the first full year next year, which produces — it was about a 2.9 year earn-back to tangible book value. Importantly, it’s accretive to our NIM, our efficiency ratio and our ROA.

Rob, would you like to cover the next slide?

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

Sure. So just covering the transaction summary. We’re buying 100% of FCB Corporation, which really owned 100% of First National Bank Manchester and 51% of Bank of Waynesboro. We also purchased the remaining shares of the Bank of Waynesboro. So we’re buying 100% of both banks. We’re issuing about a 70-30 stock cash mix, which we’re going to issue 3.6 million CapStar shares and a little over $26 million in cash. The aggregate deal value is $85.1 million. CapStar will have 83.5% ownership, with the 2 banks owning about 16.5%. We will add one board member to our board, which is subject to our non-gov rules. And certainly, the approvals require regulatory and shareholder approval. We anticipate closing either late second quarter or early third quarter.

And moving on to Page 6. There’s a couple of data points, certainly, about the 2 companies that we’re partnering with. As you can see, and Tim mentioned the high-quality financial performance of both banks we’re getting roughly $467 million in total assets, $320 million in loans and $400 million in deposits. You can also see the demographics in the lower right, I won’t go into a lot of detail there.

On Page 7, you can also see how we will stack up in both the deposit market share in Tennessee in total. And then on the right, we have a pro forma market position that have banks that are a little bit smaller, and we have adjusted FirstBank for their acquisition of Franklin Synergy on both of those. So we’re really excited about the partnership and what that does for us on a combined basis.

Moving on to just the loan side, as you can see, the First National Bank of Manchester and the Bank of Waynesboro are 2 highly profitable franchises that will provide further granularity and diversification to our loan portfolio and gives us access to higher-yielding loan opportunities that are available in more traditional community banking markets. We believe that partnering with these 2 great companies will allow us to accelerate improvements in our efficiency and profitability. Additionally, this partnership will deepen our local banking relationship model and provide us with access into the fast-growing Rutherford County market.

If you move to deposits, both the FNB of Manchester and the Bank of Waynesboro have demonstrated their ability to build a high-quality deposit franchises in their respective markets. The cost of deposits for each of these companies is substantially lower than CapStar stand-alone costs, and the acquisition will improve our most recent quarter’s cost of deposits by 9 basis points on a combined basis. With the success we’ve had with the Athens Federal acquisition and competition for deposits remaining fierce in the Nashville MSA, we believe this partnership will help to diversify our risk and improve our core deposit- gathering abilities.

Moving on to deal dynamics. The transaction multiples were 139% of TCE and 12.6x last 12 months’ net income. If you look at our assumption, we’ve modeled a conservative 25% cost saves on this transaction. We believe this is relatively low rate of cost savings, demonstrates our commitment to continuing the excellent service the First National Bank of Manchester and the Bank of Waynesboro have been providing to their respective communities. We’ve also modeled in $7.1 million of onetime costs, which is fully phased to our tangible book value computation. You can also see the purchase accounting marks, CDI and tax rate assumptions at the bottom of the slide.

Moving on to the financial impact of this transaction. We think the partnership checks all the boxes for a great return on investment and deployment of capital. We’re estimating 5% EPS accretion in 2020 and 14% in 2021 while earning back the 4.6% tangible book value dilution in less than 3 years. This will add roughly $320 million of high-yielding loans to our loan portfolio and $400 million of low-cost core deposits to our deposit book. Given CapStar stand-alone capital levels and the combined pro forma capital position, we believe that utilizing a 70-30 stock-cash mix is prudent. And a good use of Capstar capital and our pro forma capital levels at close remain robust.

So with that, I’ll turn it back to Tim for some closing comments.

Timothy K. Schools

President & CEO

So in summary, I can’t tell you how excited I am for these 2 organizations. I think if everybody gets to a restaurant, you want a great meal at a fair price. And I think we’re partnering with 2 great banks at a fair price. And I think it’s going to be a real win-win, and it’s going to improve both organizations. I think it really helps round out CapStar. Athens has been a tremendous addition to us. And I think when you add these 2 institutions, we’re adding and building a really quality franchise here.

I think it also goes back to my 4 points that I started with: profitability, growth, credit and deposits, which I think are the 4 key areas. And I think our Knoxville expansion and the partnership with these 2 banks will work towards improving our profitability. I think it will help reignite our growth. I think it helps on diversifying our credit and bringing strong credit cultures in. And I think these 2 banks as well as Athens will bring a lot of deposit skills and programs that we can use company-wide. So very excited.

So with that, we’ll turn it back over to the operator to take questions.

Question and Answer

Operator

[Operator Instructions] And our first question comes from Stuart Lotz with KBW.

Stuart Lotz

Keefe, Bruyette, & Woods, Inc., Research Division

Congratulations on obviously the deal announcement last night. I guess first, I want to start off on the quarter and with the Knoxville buildout. Just curious what — or I guess, so if we look at it from the $600,000 of expenses coming out of the run rate from the early retirement and then you layer on the Knoxville buildout, just curious what you’re kind of thinking for a run rate, Rob, as we go through the year prior to the deal close.

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

On the expense base going forward?

Stuart Lotz

Keefe, Bruyette, & Woods, Inc., Research Division

Yes.

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

Yes. So we did get our expense base down absent the onetime charge just below $15 million. We did have some onetime charges in the third quarter as well. So we’ve been working hard on our expense base. I think for modeling purposes, going forward, I think $15 million is a good quarterly number that we’ll be shooting for. And I think that’s where we start — knowing Knoxville, we hired the folks first part of January. So it will be a full run rate in the quarter.

Stuart Lotz

Keefe, Bruyette, & Woods, Inc., Research Division

Okay, got it. And then if we turn to fees, obviously, some seasonality with Tri-Net but really strong year- over-year growth. What’s your outlook for wealth management and your Tri-Net business this year? And could we expect kind of a mid-to-high single-digit growth rate? Or what is — how are you guys thinking about that — those line items this year?

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

Yes. So for Tri-Net, we typically see some seasonality of the buyers just kind of backing away in the fourth quarter. They traditionally don’t want to put on assets because they’d have to provision for that and buy that, and they don’t get a lot of earnings in the fourth quarter. We have $137 million of Tri-Net on the books at year-end. That’s probably the highest we’ve ever had it. We do have a number of indications either in the fourth quarter that the buyers would be back in the first quarter of the year. So I think that returns to a more elevated level above and beyond the fourth quarter. Certainly, the full year of Tri-Net was a record year. That always can’t print a record year, but we would look to have a solid performance from Tri-Net. Wealth is doing steady, and I think our fee line moves back up with Tri-Net coming back in the first quarter.

Stuart Lotz

Keefe, Bruyette, & Woods, Inc., Research Division

Got it. Got it. And then last one for me, just bigger picture post deal close. Tim, I know you mentioned the 1.80% pre-pre ROA. You guys are at 1.20% right now, I think. FCB — or I guess, the 2 subs layer on about 1.40% ROAs. So bigger picture post deal close and with the 14% accretion next year, how should we think about an ROA target? Or if you guys are giving specific guidance there?

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

I don’t think any guidance at this point. I think I sort of separate the 2 in my head because I’ve already been working in the last 6 months before these 2 transactions on. I think that’s an opportunity for CapStar. When I went to Hawaii at American Savings Bank, they had, I think, a 1.20% pretax preprovision to assets, and we got it to — and this was before the tax legislation change. It was 1.20% and we got it to a 2.3% pretax preprovision to assets, and that was before the tax change. That’s not a benefit from a lower tax. And it was just hard-blocking and tackling. It was pricing loans better, pricing deposits better, being more efficient-minded and really starting at the top, a company mindset. And I think perhaps within CapStar, we focus more just on ROA and maybe not fully understanding how we’re getting our ROA. So more to come on that. I think that you come with a year 1 expense when you do a project like Knoxville, but I think that these 2 banks that have already solid performance should help us get there more quickly.

I want to follow up on your first point, when you were talking about the cost or whatever of Knoxville. The way we’ve modeled it, we’ve got other initiatives internally going on that while that project isolated in a vacuum in Excel is $0.05 to $0.06 cost that in our budgets and our forecast internally for the year that it fits within the existing consensus that’s been posted. So I can’t remember exactly where consensus is exactly today, but it fits right in where consensus is. So while it is a cost, there’s other initiatives we have going on that makes it neutral for the year. Some of that is from the retirements we’ve done that have been able to fund this. So I don’t want anybody to think that it’s $0.05 to $0.06 off of current consensus.

Stuart Lotz

Keefe, Bruyette, & Woods, Inc., Research Division

That’s super helpful. Well, yes, that’s my last question. So thanks again for the help obviously, and congrats on the deal.

Timothy K. Schools

President & CEO

And our next question comes from Stephen Scouten with Piper Sandler.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Congrats on the deal. I’m curious, maybe, Tim, if you could talk a little bit about the mindset behind pursuing these 2 deals. I mean it seems to me to be a slightly different path than what I’ve kind of heard you communicate just from the standpoint of wanting to pare down larger loans in the Knoxville expansion, kind of focusing on improving CapStar. That said, it kind of seems to also expedite a lot of what you’ve been talking about. So I’m just kind of curious if you could walk through the mindset there and how you think about this kind of from a funding perspective related to Knoxville.

Timothy K. Schools

President & CEO

Yes. So I hope it’s consistent with what I’ve been saying. I mean I think — again, CapStar has a lot of wonderful stuff, but it also is a lot — I mean not a lot. That’s the wrong term. There’s a percentage of stuff, the shared national lending, the participations, the national health care, that is not traditional in a regional or community bank. And so I think you can’t come in and just turn that off overnight, and that’s not our intention, because you’d have a lot to make up. But how do we continue to transition more to banking in Tennessee or around Tennessee and our communities? And we want to do that organically. And so that is the 2 bankers in Nashville and the team in Knoxville. And then we want to be — to seek very well-run institutions that are — we feel attractively priced for our shareholders. And so you don’t know when those are going to come up. Banks are sold, they’re not bought. And these organizations were looking for a partner. And so we were fortunate to be the one that received them.

So I think, again, it just goes to a lot of what I feel we can do to further CapStar. I think our profitability, just not only then being well run but putting more scale and leveraging our fixed cost. I think funding strategy. They’re very well-funded. And I think there’s opportunity to get more funds in their markets as well as us to learn from their strategies. I think the granularity of credits and their credit yields are a lot higher. So I think to me, it’s sort of right in the wheelhouse. And so we’re very excited.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Perfect. That’s really helpful, Tim. And then maybe thinking about loan growth kind of either before the deal closes or after. It sounded like you guys were a little more enthusiastic about growth, less pressure from SNC paydowns, and you noted the 8.3% theoretical growth if these SNC paydowns hadn’t occurred. So I’m just kind of curious how you’re feeling about growth for the full year, kind of pre and post the deal.

Timothy K. Schools

President & CEO

Yes. And I’m not one — I grew up working for Wallace Malone, and he did not like to hear BB&T report their earnings because BB&T — John Allison was always, well, if you exclude this and exclude that. Wallace was a GAAP earnings guy. So our loan growth is our loan growth, we own it. And so we didn’t have much growth, but it sort of gets messy when you say exclude this and exclude that. But when you know the SNCs and then we’ve had in third quarter, again, I can’t remember the number, I think $20 million to $30 million of elevated private equity-backed companies that sold, where we lost loans and/or customers taking their loans to insurance companies in the permanent market.

So we’re excited. We left that in the number. So even with that in the number, had we kept shared national credits flat, it would have been 8%. So we’re feeling good. The pipelines look good. We have a pipeline called every second Monday. Our pipelines look really good. We think the reduction in the SNCs will be opportunistic from here out. We really were focused on reducing the non-relationship ones. The $80 million to $90 million that we have left are our relationships. We can show you that we’ve got solid deposits. I mean our health care banking group has $120 million in deposits at a cost of 65 basis points. Their cost of funds is actually lower than Bank of Waynesboro and First National Bank. So SNC isn’t a SNC. And so that’s a long-winded answer, but we feel good in fourth quarter that production was good. Pipelines look good. SNC reduction will be more opportunistic now. So we’re hoping to point — post some more points on the board in 2019 — 2020. Our goal would be for that to be in the 8%-plus, 8%, 10% range for the year. Actual growth, not excluding this and excluding that.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Great. Okay, super. And just if I’m thinking about the 14% expected EPS accretion into 2021, what’s the biggest risk to that number? What’s the biggest risk for you guys that you’re not able to hit that 14% in your mind today?

Timothy K. Schools

President & CEO

To me, this is just me, and this is today, things change, it would be timing of implementation. I think, again, I don’t want to reiterate enough. I mean, just — again, I just came from a wonderful bank that I dug it out of a written agreement, where we’ve been in a written agreement for 6 years. So I’ve seen tough banks, and I’ve seen good banks. We’ve got 2 really solid banks right here. So I think it’s going to be timing. It’s always — it’s an IRR, right? It’s a time value of money. So I think it’s how quickly we can get, if it closes, say, in late June, early July, then when you can schedule the conversions and how quickly can you get to your new run rate on the cost.

We work very closely. I think Bill Bryant and Tim Spry would tell you, we work — this was not a Downtown Nashville exercise, putting a number on a spreadsheet. We worked hand-in-hand with those 2 gentlemen on where we thought the cost synergies were. So I think we’ve got a triangle among the 3 of us that we all agree. And I think it’s the timeline of doing that right, so that those companies perform the same or better afterwards. So I don’t really feel that much risk about achieving the 14%. I think our time lines are reasonable or we wouldn’t have put them out there. But I think if anything, it would just be a delay more than missing it.

Operator

And our next question comes from Jennifer Demba with SunTrust.

Jennifer Haskew Demba

SunTrust Robinson Humphrey, Inc., Research Division

So I think everything pretty much has been asked, but I just wanted to talk — ask about your strategic initiatives. What’s kind of your main to-dos this year, which you’re trying to get accomplished.

Timothy K. Schools

President & CEO

I think mine would be the — I mean it’s really within those 4 points, but on profitability, I think a lot of that is on the efficiency side. We want to work on our margin. But a lot of it’s on the efficiency side. I don’t think we’re a company that just is egregious on expenses. But there’s enough examples over the last 6 months where we’re not as automated as we could be. We do still a fair amount of paper-based, and I think we’ve demonstrated some of those to our team. That’s opened some eyes. So I think there’s a good amount on the efficiency side.

On growth, really would like to reignite the Middle Tennessee growth like we saw in fourth quarter. And I also think the Knoxville will help some organic.

And then lastly, the deposit strategy. I think deposit is a longer thing to implement when you’ve not been a — and I don’t want to say there was no focus on deposits. I don’t want it to be thought of that way. It certainly was not a deposit-led culture. So I think that’s more of a 2- to 3-year will continue to improve. So I’d put it in those buckets, Jennifer. I would say, profitability improvement. I would say reigniting organic growth. We want to be a good, strong organic grower and then improving on deposit funding.

Operator

[Operator Instructions] Our next question comes from Laurie Hunsicker, Compass Point.

Laurie Katherine Havener Hunsicker

Compass Point Research & Trading, LLC, Research Division

I just wondered if we could just start over on credit. Your credit looks great. Rob, if you have the number of the $92 million that’s SNC of how much is in market in Tennessee. And then just generally, what we could expect to see your $92 million book shrink this year? What are your goals around that?

Christopher G. Tietz

Chief Credit Officer, CapStar Bank

Laurie, it’s Chris Tietz. Of the $92 million, 2/3 of them are in our really local market. And that’s been a pretty consistent number. We’re continuing — they’re down, I believe, $28 million for the year. And we will burn those off over time, but not all of them have a compelling reason to get out. And so as Tim indicated, we have relationships with many of these companies, and that would be our focus going forward.

Laurie Katherine Havener Hunsicker

Compass Point Research & Trading, LLC, Research Division

Great. Okay. And then do you have a number for the total substandard? And then of that, how much of the substandard is C&I?

Christopher G. Tietz

Chief Credit Officer, CapStar Bank

Yes. $18 million is the substandard number, roughly. Maybe it’s $19 million. And almost, I’d say, almost all of that is C&I or small consumer.

Laurie Katherine Havener Hunsicker

Compass Point Research & Trading, LLC, Research Division

Got it. Okay. And then as we’re thinking about provisioning and your provision this quarter, what are your goals in terms of your reserves-to-loans target? How should we be thinking about that? And how should we be thinking about provisioning in light of your 8% to 10% growth? I mean you all have not really been posting a provision. So how should we be thinking about that?

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

Sure, Laurie, it’s Rob. I think for modeling purposes, you can model provision at a 1.13% for growth, the allowance piece. And then obviously, we’re going to be budgeting or modeling some charge-offs in there. We’ve had a really good year with, I think, 2 basis points on a year-to-date basis and charge-offs. That’s really a very good number. So I think modeling 15 basis points would be reasonable. But I would model 1.13% on the allowance side for any new loan growth and then roughly 15 basis points for net charge-offs for the year. I think that’s a good number.

Laurie Katherine Havener Hunsicker

Compass Point Research & Trading, LLC, Research Division

Okay, great. That’s helpful. And then on the income statement, what was the actual accretion income piece into net interest income on a dollar level?

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

Yes. I think we had that on the slide on our loan yield. It was around...

Timothy K. Schools

President & CEO

What page for her own? On Page 10?

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

Yes.

Laurie Katherine Havener Hunsicker

Compass Point Research & Trading, LLC, Research Division

Yes, I was looking for that. I’m so sorry, I didn’t see it again. So my apologies.

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

It’s on Page 10. We broke out both the coupon, the loan fees and the purchase accounting. I think that was around 14 basis points. I’ll have to translate that into numbers, but I’d probably give you the number after the call. That’s helpful.

That was 14 basis points on your NIM of 3.49%.

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

That was on the loan yield on Page 10, 14 basis points on the loan yield of 5...

Laurie Katherine Havener Hunsicker

Compass Point Research & Trading, LLC, Research Division

But do you have — right. Do you have the all-in accretion, including everything?

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

I can get that for you, Laurie.

Laurie Katherine Havener Hunsicker

Compass Point Research & Trading, LLC, Research Division

Okay, perfect. That’s perfect. Okay. And then I just wanted to go back to the Tri-Net fees because that is a line item that’s been lumpy. And I appreciate the color that you gave in terms of the pipeline, but how should we be thinking about that in terms of it actually translating into noninterest income?

Timothy K. Schools

President & CEO

Sure. I think seasonally, fourth quarter has traditionally always been low. If you look past 3 or 4 years that we’ve had Tri-Net, the fourth quarter has been low. Again, the buyers really don’t want to put on those assets in the fourth quarter. And I think this past year was a little elevated, and it was a record year. So I think first quarter is going to be above fourth quarter and that fourth quarter should be the low point. But we should be returning to, I would say, normalized levels, and you can look at last year’s run rate this year and get a good number in there. We’re not...

Laurie Katherine Havener Hunsicker

Compass Point Research & Trading, LLC, Research Division

Okay. And so just to fine-tune it because it is such a big chunk of your noninterest income. If I’m looking at your first quarter of ‘19, it was $641,000. I mean could we conceivably see it return to north of that number?

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

Yes. It could be around that number. I think that’s...

Christopher G. Tietz

Chief Credit Officer, CapStar Bank

Yes, Laurie, the dynamic — this is Chris again. The dynamic that — for you to understand the business a little bit better is, again, when there’s volatility in treasuries, there’s going to be changes in the yields that we earn on the sale. So we had some tailwinds as treasuries came down in the first half. On average, we sell these loans within 2.5 to 3.5 months of origination. And so there’s movement in treasuries in that period of time. We could see a little tighter margins or a little wider margins, depending on which direction it’s going. So we feel good about where we are. We have a good inventory. We have a substantial number under LOI, pending sale in the next 2 or 3 weeks. And we’re continuing to work the rest of the book while we originate new loans.

Timothy K. Schools

President & CEO

And I think, Laurie, that’s another one that we can continue to study how big could that be. This is not a business we’ve had terribly long, and he does a wonderful job. He gets really high marks from customers. And I don’t want to say it’s concentrated, but he has some certain brands that he does a lot of triple-net lease for. And so we’re evaluating what are other brands and other sectors that he could branch out on because he does an outstanding job.

Laurie Katherine Havener Hunsicker

Compass Point Research & Trading, LLC, Research Division

Okay. That’s helpful. And then tax rate for next year, how should we think about that?

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

21% is a good modeling number.

Laurie Katherine Havener Hunsicker

Compass Point Research & Trading, LLC, Research Division

Okay, 21%. So you were — 24% was your effective rate. So that’s following for next year?

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

Yes. We have a couple of different strategies on the tax line that we’re looking to implement. So we think that could come down next year.

Laurie Katherine Havener Hunsicker

Compass Point Research & Trading, LLC, Research Division

Okay. And does that come down to 21% starting in the first quarter?

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

I think first quarter will probably be a little bit elevated to that. But for the full year, I think 21% is a good number. So maybe 23% in the first quarter and then moving down.

Timothy K. Schools

President & CEO

And that’s part of what I was speaking to earlier that there is initiatives that will help pay for the Knoxville, where we feel Knoxville fits into consensus.

Laurie Katherine Havener Hunsicker

Compass Point Research & Trading, LLC, Research Division

Great. And then on buyback, obviously, you didn’t do any this quarter. And so with the deal, then we probably won’t see you be active until after it closes.

Timothy K. Schools

President & CEO

I think that’s accurate. I think that as you — I mean everybody has different views on capital, but we recognize our capital levels are higher than peer, which affects our return on equity. And so then it’s — we don’t want to just hoard capital because that’s not good for shareholders. But then it’s what’s the right return to shareholders. Is it a buyback? And we think there’s a breakeven point probably that it’s not economical. You could do a one-time dividend. You could use it for organic growth or acquisitions. And I think our priority would be is if we feel on the horizon, we’ve got positive organic growth, we would prefer to do that. And then I think it becomes sort of a tiebreaker. If the stock was really low, I think you would buy back stock. If it was higher, maybe you would do it in a dividend or look for an acquisition. But we’re — we are talking at the board level about our capital levels versus peers so that we can improve our returns.

Laurie Katherine Havener Hunsicker

Compass Point Research & Trading, LLC, Research Division

Okay, great. And then I guess just last question, sort of bigger picture, Tim. So these 2 deals, your $2.5 billion, you do have some gaps in your map, but your franchise footprint has nicely rounded out. I mean how do we think about if we look forward to 3 years, how do you sit from the standpoint of continuing acquisitions? How do you think about how big you want to be size-wise? Maybe the next 2, 3 years?

Timothy K. Schools

President & CEO

Sure. I don’t think that way. I’ve had the fortune for working for different folks. I worked for an individual who was focused on building out a PowerPoint map, and it drove us to go do acquisitions seeking them in towns to fill a PowerPoint map. And you — they didn’t end up being strategic. They weren’t priced right, and that company is no longer here today. And SouthTrust and National Commerce were organic sales engines, and they happen to do — when you look, when they sold, if you took every asset they ever bought and subtracted it out, it probably was 20% of their final assets. They were organic sales engine.

So my emphasis is I want to be a great organic bank in Middle Tennessee and East Tennessee. So I want to see Middle Tennessee get going again. I want to see Knoxville get going. I could see us going to Chattanooga organically. And then if opportunities present themselves that are well-run banks at an attractive price. I think we would be foolish to not talk to them if we think it would make us better. So I wouldn’t say we’re going to be an acquisition-led strategy. Or you see some banks say — the old service bank that was formed in Greenville, South Carolina, I think they set a goal. We want to be x billion in x number of years. I think you force yourself into bad decisions. So that’s not the — we’re thinking about shareholder value. I’d rather see our stock at 45 in 3 or 4 years or 5 years rather than a certain asset size. That’s going to be our focus.

Operator

Our next question is a follow-up from Stuart Lotz with KBW.

Stuart Lotz

Keefe, Bruyette, & Woods, Inc., Research Division

Sorry, just had one follow-up, and it’s for Rob. Just curious what the pro forma margin you guys are modeling at deal close, both from a core and a reported basis.

Robert B. Anderson

Secretary, CFO & Chief Administrative Officer

Yes. So right now, we’re around 3.49%. I think you can expect the first quarter to continue to drift down a little bit, but I think that can stabilize in the second quarter. Obviously, with the 2 fine institutions that we’re partnering with, that’s going to be accretive. I think it’s on the slide itself. If you looked at the loan yield, it looks like about 18 basis points on the loan yield and an improvement on 9 basis points on the deposits. So I won’t get specific on the margin because there’s a lot of other specific pieces on the balance sheet that we’ll be managing through. But on the loans and deposits, I think we’ve given you a pro forma accretion. These are 2 fine institutions that are really going to be accretive to us on the profitability side, and we’ll get you tighter numbers once we get closer to close.

Operator

I’m not showing any further questions at this time. I would now like to turn the call back over to Tim Schools for any closing remarks.

Timothy K. Schools

President & CEO

Okay, that’s it. We don’t have any further remarks. And again, we appreciate your support and following our company. I think we have an exciting story, and we look forward to building something special. We’ve got a lot of great banks in our industry, and we look forward to being one of the stories and one of the top ones. So thank you so much. Have a great day.

Operator

Ladies and gentlemen, this concludes today’s conference call. Thank you for participating. You may now disconnect.

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Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the ability to complete the proposed transactions; the ability to obtain the required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transactions; any statements of expectation or belief; projections related to certain financial metrics or other benefits of the proposed transactions; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek,” “plan,” “will,” “would,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond the control of CapStar Financial Holdings, Inc. (“CapStar”). Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that CapStar anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in CapStar’s Annual Report on Form 10-K for the year ended December 31, 2018 and those disclosed in CapStar’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of the proposed transactions may not materialize in the time frame expected or at all, or may be more costly to achieve; the proposed transactions may not be timely completed, if at all; that prior to the completion of the proposed transactions or thereafter, CapStar’s, FCB Corporation’s (“FCB”) and The Bank of Waynesboro’s (“BOW”) respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transactions; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees or other constituents to the proposed transactions; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 will be, considered representative, no such lists should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. For any forward-looking statements made in this communication or in any documents, CapStar claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements speak only as of the date they are made. CapStar does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Important Additional Information and Where to Find It

In connection with the proposed transactions, CapStar will file with the SEC a registration statement on Form S-4 to register the shares of CapStar’s common stock to be issued in connection with the proposed transactions. The registration statement will include a proxy statements/prospectus, which will be sent to the shareholders of FCB and BOW seeking their approval of the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENTS/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPSTAR, FCB, BOW AND THE PROPOSED TRANSACTIONS.

When filed, this document and other documents relating to the proposed transactions filed by CapStar with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing CapStar’s website at https://ir.capstarbank.com/ under the tab “Financials & Filings.” Alternatively, these documents, when available, can be obtained free of charge from CapStar upon written request to CapStar Financial Holdings, Inc., 1201 Demonbreun Street, Suite 700, Nashville, Tennessee 37203, Attention: Investor Relations or by calling (615) 732-6455.